22004277

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-44129

SEC Mail Processing

MAR 04 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COKER & PALMER, INC.

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1667 LELIA DRIVE
(No. and Street)

JACKSON	MS	39216-4818
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. DAVID COKER	601-965-0101	DCOKER@COKERPALMER.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ANDERS MINKLER HUBER & HELM LLP
(Name – if individual, state last, first, and middle name)

800 MARKET SUITE 500	ST. LOUIS	MS	63101
(Address)	(City)	(State)	(Zip Code)

1/25/2005	2100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COKER & PALMER, INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: J. David Coker

Title: President

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 6516 DIANA EGGER Commission Expires Aug. 26, 2024 HINDS COUNTY

Diana Egger
Notary Public

This filing contains (check all applicable boxes):**

- X (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- X (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- X (d) Statement of cash flows.
- X (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- X (f) Statement of changes in liabilities subordinated to claims of creditors.
- X (g) Notes to consolidated financial statements.
- X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COKER & PALMER, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2021

CONTENTS

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coker & Palmer, Inc. (a Mississippi corporation), as of December 31, 2021, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Coker & Palmer, Inc.'s management. Our responsibility is to express an opinion on Coker & Palmer, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Coker & Palmer, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Auditors' Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) and Other Schedules have been subjected to audit procedures performed in conjunction with the audit of Coker & Palmer, Inc.'s financial statements. The supplemental information is the responsibility of Coker & Palmer, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) and Other Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as Coker & Palmer, Inc.'s auditor since 2014.

February 23, 2022

THIS PAGE INTENTIONALLY LEFT BLANK

COKER & PALMER, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CASH AND CASH EQUIVALENTS	$ 211,488
RESTRICTED CASH	100,000
TEMPORARY CASH INVESTMENTS	504,991
RECEIVABLES FROM & DEPOSITS WITH CLEARING BROKERS	125,870
OTHER ACCOUNTS RECEIVABLE	48,771
RECOVERABLE INCOME TAXES	82,607
PREPAID EXPENSES	52,088
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $395,236	29,802
RIGHT-OF-USE ASSETS	97,574
	$ 1,253,191

The accompanying notes are an integral part of this statement.

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	21,784
Accrued expenses		152,306
Operating lease liability		100,426
Deferred income taxes		4,335
Total liabilities		278,851
COMMITMENTS AND CONTINGENCIES AND GUARANTEES		
Subordinated borrowings		200,000
		200,000
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 1,000,000 shares authorized, 30,000 shares issued and outstanding		300
Paid-in capital		35,229
Retained earnings		738,811
Total stockholders' equity		774,340
	$	1,253,191

COKER & PALMER, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

REVENUE:	
Commissions	$ 1,177,197
Income from sale of investment company shares	845,439
Loss on investment accounts	(6,154)
Interest and dividend income	12,814
Revenue from underwriting and selling group participation	1,108,537
Research and investment advisory fee revenue	3,485,305
Other income	243,293
	6,866,431
EXPENSES:	
Compensation and related expenses	5,331,508
Brokerage and clearing fees	213,570
Occupancy and management services	321,711
Communications	15,406
Quote services	196,140
Depreciation expense	13,432
Other operating expenses	478,578
	6,570,345
INCOME BEFORE INCOME TAXES	296,086
INCOME TAX EXPENSE (BENEFIT)	
Current expense	82,844
Deferred benefit	(8,105)
	74,739
NET INCOME	$ 221,347

The accompanying notes are an integral part of this statement.

COKER & PALMER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2021

		Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2021	$	600	70,458	1,084,309	1,155,367
Purchase and cancellation of Company stock		(300)	(35,229)	(566,845)	(602,374)
Net income for year		-	-	221,347	221,347
BALANCES, DECEMBER 31, 2021	$	300	35,229	738,811	774,340

The accompanying notes are an integral part of this statement.

COKER & PALMER, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2021

SUBORDINATED BORROWINGS AT JANUARY 1, 2021	$	-
Increases (decreases):		
Proceeds from issue of subordinated note		200,000
SUBORDINATED BORROWINGS AT DECEMBER 31, 2021	$	200,000

The accompanying notes are an integral part of this statement.

COKER & PALMER, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	221,347
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation expense		13,432
Deferred income taxes		(8,105)
Realized and unrealized loss on investments		6,154
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker		65,250
Other accounts receivable		11,697
Recoverable income taxes		51,127
Prepaid expenses		(1,576)
Decrease in operating liabilities:		
Accounts payable and accrued expenses		(4,992)
Net cash provided by operating activities		354,334
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from the sale of temporary cash investments		1,752,000
Purchase of temporary cash investments		(2,056,912)
Proceeds from the sale of investments		371,021
Purchases of furniture and equipment		(5,343)
Net cash provided by investing activities		60,766
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase and cancellation of Company stock		(602,374)
Proceeds from subordinated borrowings		200,000
Net cash used in financing activities		(402,374)
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		12,726
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD		298,762
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$	311,488

COKER & PALMER, INC.

STATEMENT OF CASH FLOWS - CONTINUED:
YEAR ENDED DECEMBER 31, 2021

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Non-cash decrease in right-of-use assets and operating lease liability	$	(51,517)
Cash paid during the year for:		
Interest	$	1,600
Income taxes	$	73,210

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the Company) is a registered securities broker-dealer located in Jackson, Mississippi. The Company has a branch office in New Orleans, Louisiana. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification (the FASB ASC), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates. Fees for research and investment advisory services are recorded when the services are rendered in accordance with agreements with the Company's customers.

Cash, Cash Equivalents and Restricted Cash

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Certificates of deposit and United States Treasury Bills with an original maturity of more than three months are reported on the statement of financial condition as temporary cash investments.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash and cash equivalents	$ 211,488
Restricted cash	100,000
	$ 311,488

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Cash, Cash Equivalents and Restricted Cash - continued:

Amounts included in restricted cash represent funds set aside as required by the Company's clearing firm.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate their fair values due to the short maturity of these instruments.

The Company records its investments at fair value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of income.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over three to ten years, the estimated useful lives of the assets.

Revenue Recognition

Revenue is recognized upon the transfer of goods and services to customers in an amount that reflects the consideration the Company expects to receive for those goods or services. Refer to Note 2 for additional information.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes - continued:

The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. With limited exceptions, the Company is no longer subject to U.S. Federal, state or local income tax examinations by tax authorities for years before 2018. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company determines whether it is more likely than not that the positions would be sustained under examination by the tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination. The Company has not recognized a provision for any unrecognized tax benefits in the accompanying financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS - CONTINUED:

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital market offering at that point. In addition, the Company earned compensation in the amount of $1,108,537 for its participation in the distribution of unregistered offerings. This income is recognized when received.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS - CONTINUED:

Investment Banking - continued:

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, all amounts were immaterial.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 3 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2021, the Company's bank balance did not exceed the insured limit. The Company has never experienced any losses related to those balances.

NOTE 3 - OFF-BALANCE SHEET CREDIT AND MARKET RISK - CONTINUED:

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 4 - SUBORDINATED BORROWINGS

On October 12, 2021, the Company entered into a subordinated loan agreement. The subordinated borrowing is with a related party and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The borrowing under the subordinated agreement is as follows:

Subordinated note, 4.80%, due October 12, 2024	$ 200,000

NOTE 5 - FAIR VALUE MEASUREMENTS

Authoritative guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level III measurements). The three levels of the fair value hierarchy are described as follows:

Level I - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 5 - FAIR VALUE MEASUREMENTS - CONTINUED:

Level II - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level III - Valuations based on inputs that are unobservable and represent the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary greatly and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level III.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

During 2021, the Company sold its investment in preferred stock that was not readily marketable. The following is a summary of changes in the fair value of the Company's assets valued utilizing Level III for the year ended December 31, 2021:

Investments in preferred stocks - not readily marketable:		
Balance at beginning of year	$	53,000
Proceeds from sale		(53,000)
Balance at end of year	$	-

NOTE 6 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

CURRENT INCOME TAXES:		
State income tax	$	16,489
Federal income tax		66,355
		82,844

NOTE 6 - INCOME TAXES - CONTINUED:

DEFERRED INCOME TAXES (BENEFIT) RELATED TO:		
Depreciation	$	(1,972)
Accrued compensation		3,851
Unrealized gain on investments		(9,984)
		(8,105)
Net income tax expense	$	74,739

U.S. federal income tax rate	21.00	%
Increases in tax rate resulting from:		
State income taxes	4.15	
Nondeductible items	0.09	
	25.24	%

The difference in the expected income tax expense at U.S. statutory tax rates and the income tax expense detailed above for the year ended December 31, 2021 relates primarily to the tax on non-deductible expenses.

The net deferred income tax asset (liability) results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

DEFERRED TAX ASSET:		
Accrued compensation	$	2,989
DEFERRED TAX LIABILITY:		
Unrealized gain on investments		(3)
Excess of book depreciation expensed over tax depreciation expensed		(7,321)
Net deferred tax liability	$	(4,335)

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

NOTE 7 - NET CAPITAL REQUIREMENTS - CONTINUED:

Net capital and aggregate indebtedness change from day to day, but at December 31, 2021, the Company had net capital of $663,498, which was $563,498 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .26 to 1 at December 31, 2021.

NOTE 8 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 9 - RETIREMENT PLAN

The Company provides for retirement benefits for its employees through a 401(k) plan. The plan covers substantially all permanent employees that are 21 years of age and have completed one year of eligible service. Participants may contribute a portion of their compensation to the plan and the Company contributes safe harbor matching contributions each year. The Company's matching contributions were $88,671 during 2021.

NOTE 10 - RELATED PARTIES

The Company rents office space on a month-to-month basis in an office building owned by a separate company, Cadenza Properties, LLC, that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2021 was $140,400.

NOTE 11 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 10). The Company also leases office space in New Orleans, Louisiana. Rental payments under operating leases for the year ended December 31, 2021 was $52,201. Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases is recognized as paid over the lease term. No new leases were entered into during the year 2021.

NOTE 11 - LEASE COMMITMENTS - CONTINUED:

The following table represents the amounts recorded on the balance sheet as of December 31, 2021:

ASSETS:		
Right-of-use assets	$	97,574
LIABILITIES:		
Current:		
Operating lease liability	$	60,348
Noncurrent:		
Operating lease liability		40,078
Total lease liabilities	$	100,426

Future commitments, including options to extend lease terms that are reasonably certain of being exercised, related to leases at December 31, 2021, are summarized below:

2022	$	101,477
2023		48,975
Total minimum future lease payments	$	150,452

NOTE 12 - CONCENTRATIONS

For the year ended December 31, 2021, no single customer generated more than 10% of the Company's commission revenue.

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all unsettled claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic which has spread throughout the United States and around the world. The ongoing COVID-19 pandemic initially caused significant disruption in global financial markets, including significant volatility in the securities market. Management believes that any future disruption experienced will be temporary, but there is uncertainty about the duration and

NOTE 12 - CONCENTRATIONS - CONTINUED:

potential impact. As a result, the Company is unable to estimate the potential impact on the business. Management does not currently anticipate a material adverse effect on the Company's financial position.

NOTE 13 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring adjustment to or disclosure in the financial statements through February 23, 2022, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTARY INFORMATION

COKER & PALMER, INC. **SCHEDULE I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 300
Additional paid-in capital		35,229
Retained earnings		738,811
		774,340
ADDITIONS:		
Subordinated borrowings allowable in computation of net capital		200,000
Total capital and allowable subordinated borrowings		974,340
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	29,802	
Receivables from non-customers	48,771	
Recoverable income taxes	82,607	
Prepaid expenses	52,088	
Right-of-use assets	97,574	
		310,842
Net capital before haircuts on securities positions		663,498
Less: Haircuts		-
Net capital		663,498
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	174,090	
MINIMUM CAPITAL REQUIREMENTS:		
(6.67% of $670,739 subject to minimum capital of $100,000)		100,000
Capital in excess of minimum requirement		$ 563,498

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED:
DECEMBER 31, 2021**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	.26 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2021):		
Net capital, as reported in Company's Part II (unaudited) Focus Report - as amended	$	663,498

COKER & PALMER, INC.

OTHER SCHEDULES
DECEMBER 31, 2021

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

COKER & PALMER, INC. **SCHEDULE II**

EXEMPTION REPORT

Coker & Palmer, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):

(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year with one exception. For one day during the year, the Company received customer funds into the Company's operating account. The funds were transmitted to the customer's account the day after received but for the one day period, the Company was deemed to have custody of customer funds. Therefore, the Company was required to maintain net capital of $250,000 for the time in which the Company had custody of customer funds. The Company did maintain in excess of $300,000 in net capital during this period and was not in violation of net capital requirements.

Coker & Palmer, Inc.

I, J. David Coker, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

President

February 23, 2022

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) Coker & Palmer, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Coker & Palmer, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) ("exemption provisions") and (2) Coker & Palmer, Inc. stated that Coker & Palmer, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Coker & Palmer, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coker & Palmer, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 23, 2022